CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

Bear Market PLUS due 2008	$8,500,000	$909.50

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $909.50 fee with respect to the $8,500,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $30,124.42 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 133
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
for PLUS	Dated October 26, 2006
Dated February 21, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Bear Market PLUS due May 1, 2008
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based Inversely on the Value of the Russell 2000® Index

The Bear Market PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement. At maturity you will receive for each $1,000 principal amount of Bear Market PLUS that you hold an amount in cash that may be more, equal to or less than the principal amount based inversely upon the closing value of the Russell 2000® Index at maturity.

Final Terms:
Underlying index:	Russell 2000® Index
Underlying index publisher:	Frank Russell Company
Aggregate principal amount:	$8,500,000
Pricing date:	October 26, 2006
Original issue date:	October 31, 2006, which is the third trading day following the pricing date
Maturity date:	May 1, 2008
Original issue price (principal amount):	$1,000 per Bear Market PLUS
Interest rate:	None
Denominations:	$1,000 and integral multiples thereof
Bull market or bear market PLUS:	Bear market PLUS
Payment at maturity:	An amount of cash per Bear Market PLUS equal to:
•	if the final index value is less than the initial index value, $1,000 plus the enhanced downside payment, subject to the maximum payment at maturity;
•	if the final index value is greater than or equal to the initial index value and less than or equal to 108% of the initial index value, $1,000; or
•	if the final index value is greater than 108% of the initial index value, $1,000 minus the upside reduction amount, subject to the minimum payment at maturity.
Enhanced downside payment:	The product of (i) $1,000 and (ii) the leverage factor and (iii) the index percent decrease
Upside reduction amount:	The product of (i) $1,000 and (ii) the index percent increase
Leverage factor:	300%
Index percent decrease:	A fraction, the numerator of which is the initial index value minus the final index value and the denominator of which is the initial index value
Index percent increase:	A fraction, the numerator of which is the final index value minus 108% of the initial index value and the denominator of which is the initial index value
Initial index value:	770.50
Final index value:	The index closing value of the underlying index on the index valuation date, as published on Bloomberg page “RTY” or any successor page
Index valuation date:	April 28, 2008, subject to adjustment for certain market disruption events
Maximum payment at maturity:	$1,652.50 per Bear Market PLUS
Minimum payment at maturity:	$0 per Bear Market PLUS
Listing:	The Bear Market PLUS will not be listed on any securities exchange.
CUSIP:	61748A270

The Bear Market PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Agent’s Commissions(1)	Proceeds to Company

Per PLUS	$1,000.00	$1.50	$998.50
Total	$8,500,000	$12,750	$8,487,250
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for PLUS dated February 21, 2006:
   http://www.sec.gov/Archives/edgar/data/895421/000095010306000371/feb2106_424b2-plus.htm

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

Your Return on the PLUS

     No guaranteed return of principal; no interest. Unlike ordinary debt securities, the Bear Market PLUS do not pay interest and do not guarantee any return of principal at maturity. If the final index value is greater than 108% of the initial index value, we will pay to you an amount in cash per Bear Market PLUS that is less than the $1,000 issue price of each Bear Market PLUS by an amount proportionate to the increase in the value of the underlying index above 108% of the initial index value. The Bear Market PLUS are not callable prior to maturity.

     Payment at maturity. At maturity, you will receive for each $1,000 principal amount of Bear Market PLUS that you hold an amount in cash based inversely upon the value of the underlying index, determined as follows:

  If the final index value is less than the initial index value, you will receive for each $1,000 principal amount of Bear Market PLUS that you hold a payment at maturity equal to:

     $1,000 + enhanced downside payment,

where,

     enhanced downside payment = $1,000      ×      300%      ×      index percent decrease,

and

subject to a maximum payment at maturity of $1,652.50, or 165.25% of the issue price.

  If the final index value is greater than or equal to the initial index value and less than or equal to 108% of the initial index value, you will receive for each $1,000 principal amount of Bear Market PLUS that you hold a payment at maturity equal to the $1,000 principal amount.

  If the final index value is greater than 108% of the initial index value, you will receive for each $1,000 principal amount of Bear Market PLUS that you hold a payment at maturity equal to:

     $1,000 - upside reduction amount,

where,

     upside reduction amount = $1,000      ×      index percent increase,

and

subject to a minimum payment at maturity of $0.

     Investing in the Bear Market PLUS is not equivalent to investing in the underlying index or its component stocks.

     Postponement of maturity date. If the scheduled index valuation date is postponed because that day is not an index business day or a market disruption event occurs on that day, and the postponed index valuation date is less than two index business days prior to the scheduled maturity date, the maturity date will be the second index business day following the index valuation date as postponed.

Hypothetical Payouts on the Bear Market PLUS at Maturity

     For each Bear Market PLUS, the following graph illustrates the payment at maturity on the Bear Market PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the maximum payment at maturity. The graph is based on the following terms:

•	Issue price per Bear Market PLUS:	$1,000
•	Initial index value:	770.50
•	Leverage factor:	300%
•	Maximum payment at maturity:	$1,652.50 (165.25% of the issue price)
•	Minimum payment at maturity:	$0

     Where the final index value is less than the initial index value, the payment at maturity on the Bear Market PLUS reflected in the graph below is greater than the $1,000 principal amount per Bear Market PLUS, but in all cases is subject to the maximum payment at maturity. Where the final index value is greater than or equal to the initial index value, but less than or equal to 108% of the initial index value, the payment at maturity on the Bear Market PLUS reflected in the graph below is $1,000. Where the final index value is greater than 108% of the initial index value, the payment at maturity on the Bear Market PLUS reflected in the graph below is less than the $1,000 principal amount per Bear Market PLUS, and may be as little as $0.

     You will realize the maximum payment at maturity at a final index value of approximately 78.25% of the initial index value, or approximately 602.92. The graph does not show every situation that may occur.

The Underlying Index

     The Russell 2000® Index. The Russell 2000 Index is an index calculated, published and disseminated by Frank Russell Company, and measures the composite price performance of stocks of 2,000 companies domiciled in the U.S. and its territories. All 2,000 stocks are traded on either the NYSE or the AMEX or in the over-the-counter market. The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For further information about the Russell 2000 Index, see “Underlying Indices and Underlying Index Publishers Information—Russell 2000 Index” in the prospectus supplement for PLUS.

     License Agreement. The “Russell 2000® Index” is a trademark of Frank Russell Company and has been licensed for use by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of investing in the notes. Frank Russell Company and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Russell 2000 Index, which is owned and published by Frank Russell Company, in connection with securities, including the notes. See “Underlying Indices and Underlying Index Publishers Information—Russell 2000 Index—License Agreement between Frank Russell Company and Morgan Stanley” in the prospectus supplement for PLUS.

     Historical Information. The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the underlying index for each quarter in the period from January 1, 2001 through October 26, 2006. The index closing value on October 26, 2006 was 776.04. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date. The payment of dividends on the stocks that constitute the underlying index are not reflected in the level of the index and, therefore, have no effect on the calculation of the payment at maturity.

Russell 2000® Index	High	Low	Period End

2001
First Quarter	511.66	432.80	450.53
Second Quarter	517.23	425.74	512.80
Third Quarter	498.19	378.89	404.87
Fourth Quarter	493.62	397.60	488.50
2002
First Quarter	506.46	458.40	506.46
Second Quarter	522.95	452.45	462.65
Third Quarter	447.73	356.58	362.27
Fourth Quarter	410.24	327.04	383.09
2003
First Quarter	398.45	345.94	364.54
Second Quarter	458.01	368.69	448.37
Third Quarter	520.20	449.17	487.68
Fourth Quarter	565.47	500.32	556.91
2004
First Quarter	601.50	557.63	590.31
Second Quarter	606.39	535.34	591.52
Third Quarter	582.72	517.10	572.94
Fourth Quarter	654.57	564.88	651.57
2005
First Quarter	644.95	604.53	615.07
Second Quarter	644.19	575.02	639.66
Third Quarter	688.51	643.04	667.80
Fourth Quarter	690.57	621.57	673.22
2006
First Quarter	765.14	684.05	765.14
Second Quarter	781.83	672.72	724.67
Third Quarter	734.48	671.94	725.59
Fourth Quarter (through
October 26, 2006)	776.04	718.35	776.04

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the Bear Market PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Bear Market PLUS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Bear Market PLUS by taking short positions in the stocks constituting the underlying index and in futures contracts on the underlying index. Such sale activity could have decreased the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before you would receive at maturity a payment that exceeds the principal amount of the Bear Market PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

Risk Factors

     The Bear Market PLUS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The Bear Market PLUS do not pay interest and do not guarantee any return of principal. If the final index value is greater than 108% of the initial index value, you will receive an amount in cash that is less than the $1,000 issue price of each Bear Market PLUS by an amount proportionate to the increase in the value of the underlying index above 108% of the initial index value, subject to the minimum payment at maturity of $0, and will lose money on your investment.

     Your appreciation potential is limited. The appreciation potential of the Bear Market PLUS is limited by the maximum payment at maturity of $1,652.50, or 165.25% of the issue price. Although the leverage factor provides 300% exposure to any decrease in the value of the underlying index at maturity, because the payment at maturity will be limited to 165.25% of the issue price for each Bear Market PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value decreases to approximately 78.25% of the initial index value.

     Secondary trading may be limited. The Bear Market PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Bear Market PLUS. Even if there is a secondary market, it may not provide significant liquidity. Accordingly, you should be willing to hold your Bear Market PLUS to maturity.

     Market price of the Bear Market PLUS will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the Bear Market PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Bear Market PLUS in the secondary market, including: the value of the underlying index at any time and on the determination date, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the Bear Market PLUS, the dividend rate on the stocks constituting the underlying index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Bear Market PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Bear Market PLUS, as well as the projected profit included in the cost of hedging our obligations under the Bear Market PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

     Adjustments to the underlying index could adversely affect the value of the Bear Market PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

     The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests. The hedging or trading activities of our affiliates on or prior to the pricing date and on the index valuation date could adversely affect the value of the underlying index and, as a result, could decrease the amount you may receive on the Bear Market PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, have decreased the value at which the underlying index must close on the index valuation date before you receive a payment at maturity that exceeds the principal amount of the Bear Market PLUS. Additionally, such hedging or trading activities during the term of the Bear Market PLUS could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash you will receive at maturity.

     Investing in the Bear Market PLUS is not equivalent to investing in the underlying index. Investing in the Bear Market PLUS is not equivalent to investing in the underlying index or its component stocks. As an investor in the Bear Market PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index.

     Although we believe that the Bear Market PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Bear Market PLUS. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-11 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Bear Market PLUS.

ERISA

     See “ERISA” in the prospectus supplement for PLUS.

UNITED STATES FEDERAL INCOME TAXATION

     Although the U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain, the Bear Market PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Bear Market PLUS. Investors should note that the accompanying prospectus supplement does not address the tax consequences to an investor holding the Bear Market PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or who holds the Bear Market PLUS as part of a constructive sale transaction. An investor who holds any securities the return on which is based on or linked to the performance of the Russell 2000 Index or any component thereof should discuss with its tax advisors the U.S. federal income tax consequences of investing in the Bear Market PLUS (including the potential application of the “straddle” rules).

     If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Bear Market PLUS, the timing and character of income on the Bear Market PLUS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the Bear Market PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Bear Market PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.